VERTEX PHARMACEUTICALS INCORPORATED
130 WAVERLY STREET • CAMBRIDGE, MA 02139-4242
TEL. 617.444.6100 • FAX 617.444-6227
http://www.vrtx.com

February 22, 2008

Delivered by EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Attn:  Tim Buchmiller, Senior Attorney

Re:

Vertex Pharmaceuticals Incorporated

Definitive Proxy Statement

Filed April 12, 2007

File No. 000-19319

Ladies and Gentlemen:

This letter relates to (i) comments from the staff of the Securities and Exchange Commission (the “Commission”) to Vertex Pharmaceuticals Incorporated (the “Company”) set forth in the staff’s letter to Kenneth S. Boger, dated January 16, 2008 (the “Comment Letter”), regarding the Company’s Definitive Proxy Statement, which was filed with the Commission on April 12, 2007, and (ii) a dialogue between a representative of the Company’s legal department and a representative of the staff of the Commission, which occurred on February 21, 2008.  During such dialogue, the staff of the Commission (i) requested that the Company file this letter with the Commission on or before February 22, 2008 and (ii) confirmed that the Company’s proposed schedule for responding to the Comment Letter, as set forth in this letter, was acceptable to the Commission.

The Company hereby confirms:

1)              That the Company has received the Comment Letter.

2)              That the Company is in the process of drafting its response to the Comment Letter.

3)              That the Company will file its response to the Comment Letter via EDGAR on or before February 29, 2008.

Please contact me at 617-444-6227 in the event that you have any questions or concerns with respect to this matter.

Very truly yours,

/s/ Valerie L. Andrews

Valerie L. Andrews
Deputy General Counsel